Exhibit 99.1

Deed of Surrender of Award

THIS DEED is made on 18 May 2023, by José Neves of c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom (the “Award Holder”).

BACKGROUND

(A)

The Award Holder is the Founder, Chairman & CEO of Farfetch Limited, incorporated and registered in the Cayman Islands with company number 336922 and principal office address at The Bower, 211 Old Street, London EC1V 9NR, United Kingdom (the “Company”) or one of its subsidiaries.

(B)

On 28 May 2021, the Award Holder was granted 8,440,000 Performance-Based Restricted Share Units representing class A ordinary shares in the capital of the Company (the “Shares”) (being employee grant number May-21-PSU01) under the terms of the Farfetch 2018 Employee Equity Plan (the “Plan” and the “Award”).

(C)	The Award was granted for nil consideration.

(D)	The Award was due to vest subject to the requirements set forth in Exhibit A of the grant agreement as follows:

Tranche	Performance Period	Number of PSUs Eligible to be Earned	Stock Price Hurdle
1	1st – 5th anniversary of grant date	422,000	$75
2	1st – 5th anniversary of grant date	422,000	$100
3	2nd – 6th anniversary of grant date	844,000	$125
4	2nd – 6th anniversary of grant date	844,000	$150
5	3rd – 7th anniversary of grant date	844,000	$175
6	3rd – 7th anniversary of grant date	1,688,000	$200
7	4th – 8th anniversary of grant date	1,688,000	$225
8	4th – 8th anniversary of grant date	1,688,000	$250

Farfetch Limited – Deed of Surrender	Page 1 of 4

(E)

Farfetch has requested that the Award Holder surrenders 4,220,000 of the 8,440,000 Shares subject to the Award. The remainder will vest over 4,220,000 Shares subject to the requirements set forth in Exhibit A of the grant agreement as follows:

Tranche	Performance Period	Number of PSUs Eligible to be Earned	Stock Price Hurdle
1	1st – 5th anniversary of grant date	211,000	$75
2	1st – 5th anniversary of grant date	211,000	$100
3	2nd – 6th anniversary of grant date	422,000	$125
4	2nd – 6th anniversary of grant date	422,000	$150
5	3rd – 7th anniversary of grant date	422,000	$175
6	3rd – 7th anniversary of grant date	844,000	$200
7	4th to 8th anniversary of grant date	844,000	$225
8	4th to 8th anniversary of grant date	844,000	$250

(F)	The Award Holder wishes to surrender all rights in respect of 4,220,000 Shares subject to the Award.

OPERATIVE PARTS

1.	Surrender

In consideration for an award of 1,382,361 restricted share units and 169,204 performance-based restricted share units granted to him under the Plan on or around the date herewith, the Award Holder surrenders his rights to such portion of the Award as follows:

Tranche	Performance Period	Number of PSUs to be surrendered
1	1st – 5th anniversary of grant date	211,000
2	1st – 5th anniversary of grant date	211,000
3	2nd – 6th anniversary of grant date	422,000
4	2nd – 6th anniversary of grant date	422,000
5	3rd – 7th anniversary of grant date	422,000
6	3rd – 7th anniversary of grant date	844,000
7	4th to 8th anniversary of grant date	844,000
8	4th to 8th anniversary of grant date	844,000

Farfetch Limited – Deed of Surrender	Page 2 of 4

together, the “Surrendered Shares”.

The Award Holder irrevocably and unconditionally surrenders all rights the Award Holder has or may have in respect of the Surrendered Shares.

2.	Further Assurance

The Award Holder agrees, at the cost of the Company, to execute all such documents and do all such acts and things as the Company may, at any time after the date of this deed, reasonably require to give effect to the provisions of this deed.

3.	Waiver of Claims

The Award Holder agrees that the terms of this deed are in full and final settlement of all and any claims or rights of action that the Award Holder has or may have against the Company or the Award Holder’s employer or their officers or employees arising out of the Surrendered Shares, whether under common law, contract, statute or otherwise or the Award Holder’s participation in the Plan in relation to the Surrendered Shares, whether such claims are, or could be, known to the parties or in their contemplation at the date of this deed, in any jurisdiction, but excluding any claims by the Award Holder to enforce this deed. Award Holder acknowledges and agrees that he has received sufficient and adequate consideration in exchange for the surrender of the Surrendered Shares.

4.	Governing Law and Jurisdiction

4.1.

This deed and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it, its subject matter or its formation, shall be governed by and construed in accordance with the laws of England and Wales.

4.2.

The courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this deed or its subject matter or formation.

5.	Third Party Rights

5.1.

A person who is not a party to this agreement shall not have any rights under or in connection with it as a result of the Contracts (Rights of Third Parties) Act 1999, except where such rights arise under any provision of this agreement for any employer or former employer of the Award Holder which is not a party.

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5.2.	This does not affect any right or remedy of a third party which exists, or is available, apart from that Act.

5.3.

The rights of the parties to this agreement to surrender, terminate or rescind it, or agree any variation, waiver or settlement of it, are not subject to the consent of any person that is not a party to the agreement as a result of the Contracts (Rights of Third Parties) Act 1999.

6.	Electronic signature

Each party agrees to sign this agreement by electronic signature (whatever form the electronic signature takes) and that this method of signature is as conclusive of each party’s intention to be bound by this agreement as if signed by each party’s manuscript signature.

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

Executed as a deed by José Neves

/s/ José Neves

in the presence of:

Witness

/s/ James Maynard

NAME OF WITNESS:

James Maynard

ADDRESS OF WITNESS:

The Bower, 211 Old Street,
London EC1V 9NR,
United Kingdom

OCCUPATION OF WITNESS:

Chief Legal Officer & General Counsel

Acknowledged and Agreed

/s/ Elliot Jordan

For and on behalf of Farfetch Limited

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